Exhibit 4.6

DESCRIPTION OF COMMON STOCK

The following summary description of the common stock of Poseida Therapeutics, Inc. (we, our or us) is based on the provisions of our amended and restated certificate of incorporation, or Restated Certificate, as well as our amended and restated bylaws, or Restated Bylaws, and the applicable provisions of the Delaware General Corporation Law. This information is qualified entirely by reference to the applicable provisions of our Restated Certificate, Restated Bylaws, and the Delaware General Corporation Law. Our Restated Certificate and Restated Bylaws have previously been filed as exhibits with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority, without stockholder approval, except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Our stockholders do not have the ability to cumulate votes for the election of directors. Our Restated Certificate and Restated Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Anti-Takeover Provisions

Delaware Law

245384150 v3

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Restated Certificate and Restated Bylaws Provisions

Our Restated Certificate and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of Directors Vacancies.  Our Restated Certificate and Restated Bylaws authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors shall be set only by resolution adopted by a majority vote of our entire board of directors. These provisions may prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board.  Our Restated Certificate and Restated Bylaws provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of 66-2/3% of our then-outstanding shares of our common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

245384150 v3

•

Stockholder Action; Special Meeting of Stockholders.  Our Restated Certificate provides that stockholders are not able to take action by written consent and are only able to take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our Restated Bylaws further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our Restated Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to make nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock.  Our board of directors has the authority, without further action by the holders of common stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our Restated Certificate provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our Restated Certificate or our Restated Bylaws; (4) any action or proceeding to interpret, apply, enforce or determine the validity of our Restated Certificate or our Restated Bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (6) any action asserting a claim against us or any of our directors, officers or other employees, governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our Restated Certificate further provides that the federal district courts of the United States of America shall be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless we consent in writing to the selection of an alternative forum. These choice of forum provisions may limit a stockholder’s ability to bring certain claims in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

245384150 v3

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “PSTX.”

245384150 v3